

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 20, 2010

Mr. Thomas E. Powell
Chief Financial Officer
TomoTherapy Incorporated
1240 Deming Way
Madison, Wisconsin 53717

> **Re: TomoTherapy Incorporated**
> **Amendment 3 to Form 10-K for the Year Ended December 31, 2008**
> **File No. 001-33452**

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief